SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT

                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


                              COMCAST CORPORATION
                            [GRAPHIC OMITTED - LOGO]








(Mark One):

   __X__ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
          For the fiscal year ended December 31, 1998.

                                       OR

   _____ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
          For the transition period from _________ to ________

Commission file number 0-6983

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     THE COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     Comcast Corporation
     1500 Market Street
     Philadelphia, PA 19102-2148

                    COMCAST CORPORATION RETIREMENT-
                    INVESTMENT PLAN

                    Financial Statements as of December 31, 1998 and 1997 and for each of the Three Years in the Period Ended December 31, 1998; Supplemental Schedules as of and for the Year Ended December 31, 1998; and Independent Auditors' Report

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------



                                                                            Page

INDEPENDENT AUDITORS' REPORT                                                  1

FINANCIAL STATEMENTS:

     Statement of Net Assets Available for Benefits With Fund
          Information as of December 31, 1998 and 1997                        2

     Statement of Changes in Net Assets Available for Benefits With
          Fund Information for the Years Ended December 31, 1998, 1997
          and 1996                                                          3-5

     Notes to Financial Statements                                         6-10

SUPPLEMENTAL SCHEDULES:

     Line 27a - Schedule of Assets Held for Investment Purposes as of
          December 31, 1998                                                  11

     Line 27d - Schedule of Reportable Transactions for the Year Ended
          December 31, 1998                                                  12

INDEPENDENT AUDITORS' REPORT                                                 13

SIGNATURE                                                                    14

INDEPENDENT AUDITORS' REPORT

Plan Administrator
Comcast Corporation Retirement-Investment Plan
Philadelphia, Pennsylvania

We have audited the accompanying statement of net assets available for benefits with fund information of the Comcast Corporation Retirement-Investment Plan (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits with fund information for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Comcast Corporation Retirement-Investment Plan as of December 31, 1998 and 1997, and the related changes in net assets available for benefits for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund in the statement of net assets available for benefits with fund information and the statement of changes in net assets available for benefits with fund information is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules on pages 11 and 12 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund and supplemental schedules are the responsibility of the Plan's management. The supplemental information by fund and supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




/s/ DELOITTE & TOUCHE LLP
Philadelphia, Pennsylvania
June 24, 1999

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN
----------------------------------------------

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

                                                             Mutual Funds
                               ---------------------------------------------------------------------------
                                Dodge and     Fidelity Blue                        Ivy
                              Cox Balanced     Chip Growth        PBHG        International   Total Mutual
                                  Fund            Fund         Growth Fund         Fund           Funds
                               -----------     -----------     -----------     -----------     -----------
DECEMBER 31, 1998
ASSETS
   Investments, at fair or
     contract value            $21,852,109     $54,561,445     $ 6,036,037     $ 5,601,842     $88,051,433
   Cash
   Loans receivable from
     participants
                               -----------     -----------     -----------     -----------     -----------

NET ASSETS AVAILABLE
   FOR BENEFITS                $21,852,109     $54,561,445     $ 6,036,037     $ 5,601,842     $88,051,433
                               ===========     ===========     ===========     ===========     ===========
DECEMBER 31, 1997
ASSETS
   Investments, at fair or
     contract value            $20,218,907     $39,071,781     $ 5,695,881     $ 5,688,630     $70,675,199
   Cash
   Loans receivable from
     participants
                               -----------     -----------     -----------     -----------     -----------
NET ASSETS AVAILABLE
   FOR BENEFITS                $20,218,907     $39,071,781     $ 5,695,881     $ 5,688,630     $70,675,199
                               ===========     ===========     ===========     ===========     ===========

                                                                   Total
                                  Comcast       Stable Value     Investment       Participant
                                Stock Fund         Fund             Funds          Loan Fund          Total
                               ------------     ------------     ------------     ------------     ------------
DECEMBER 31, 1998

ASSETS
   Investments, at fair or
     contract value            $ 68,821,432     $ 34,741,046     $191,613,911     $                $191,613,911
   Cash                           7,509,536        5,793,376       13,302,912                        13,302,912
   Loans receivable from
     participants                                                                    6,338,905        6,338,905
                               ------------     ------------     ------------     ------------     ------------

NET ASSETS AVAILABLE
   FOR BENEFITS                $ 76,330,968     $ 40,534,422     $204,916,823     $  6,338,905     $211,255,728
                               ============     ============     ============     ============     ============

DECEMBER 31, 1997

ASSETS
   Investments, at fair or
     contract value            $ 37,694,328     $ 29,194,986     $137,564,513     $                $137,564,513
   Cash                           1,450,289        5,079,040        6,529,329                         6,529,329
   Loans receivable from
     participants                                                                    6,174,371        6,174,371
                               ------------     ------------     ------------     ------------     ------------

NET ASSETS AVAILABLE
   FOR BENEFITS                $ 39,144,617     $ 34,274,026     $144,093,842     $  6,174,371     $150,268,213
                               ============     ============     ============     ============     ============

See notes to financial statements.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN
----------------------------------------------

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                                         Mutual Funds
                                     ------------------------------------------------------------------------------------
                                    Dodge and Cox      Fidelity Blue                           Ivy
                                      Balanced         Chip Growth       PBHG Growth       International     Total Mutual
                                        Fund               Fund              Fund              Fund              Funds
                                     ------------      ------------      ------------      ------------      ------------
ADDITIONS TO NET ASSETS
   ATTRIBUTED TO:
   Investment income:
     Net realized and unrealized
       appreciation
       (depreciation) in fair
       value of investments           $  (451,133)     $ 11,749,165      $     20,759      $    349,453      $ 11,668,244
     Interest and dividends             1,886,058         2,230,370                              92,759         4,209,187
                                     ------------      ------------      ------------      ------------      ------------
                                        1,434,925        13,979,535            20,759           442,212        15,877,431
                                     ------------      ------------      ------------      ------------      ------------
   Contributions:
     Employee                           2,405,190         4,610,570         1,208,342         1,149,055         9,373,157
     Employer                           1,096,592         2,140,396           539,247           467,508         4,243,743
                                     ------------      ------------      ------------      ------------      ------------
                                        3,501,782         6,750,966         1,747,589         1,616,563        13,616,900
                                     ------------      ------------      ------------      ------------      ------------
                                        4,936,707        20,730,501         1,768,348         2,058,775        29,494,331
                                     ------------      ------------      ------------      ------------      ------------

DEDUCTIONS FROM NET
  ASSETS ATTRIBUTED TO:
   Benefits paid to participants
      or beneficiaries                  1,520,891         3,506,735           412,058           488,497         5,928,181
                                     ------------      ------------      ------------      ------------      ------------
                                        1,520,891         3,506,735           412,058           488,497         5,928,181
                                     ------------      ------------      ------------      ------------      ------------

Net increase (decrease) prior to
   interfund transfers                  3,415,816        17,223,766         1,356,290         1,570,278        23,566,150
Loan repayments--principal                321,940           633,852           107,941           117,918         1,181,651
Loan withdrawals                         (328,828)         (770,731)         (108,968)         (100,883)       (1,309,410)
Other interfund transfers              (1,775,726)       (1,597,223)       (1,015,107)       (1,674,101)       (6,062,157)
                                     ------------      ------------      ------------      ------------      ------------
Net increase (decrease)                 1,633,202        15,489,664           340,156           (86,788)       17,376,234
NET ASSETS AVAILABLE
  FOR BENEFITS:
   Beginning of year                   20,218,907        39,071,781         5,695,881         5,688,630        70,675,199
                                     ------------      ------------      ------------      ------------      ------------
   End of year                       $ 21,852,109      $ 54,561,445      $  6,036,037      $  5,601,842      $ 88,051,433
                                     ============      ============      ============      ============      ============


                                                                               Total
                                     Comcast Stock       Stable Value       Investment        Participant
                                          Fund               Fund              Funds           Loan Fund            Total
                                     -------------      -------------      -------------      -------------      -------------
ADDITIONS TO NET ASSETS
   ATTRIBUTED TO:
   Investment income:
     Net realized and unrealized
       appreciation
       (depreciation) in fair
       value of investments          $  32,155,179       $                 $  43,823,423      $                  $  43,823,423
     Interest and dividends                340,913          2,343,130          6,893,230                             6,893,230
                                     -------------      -------------      -------------      -------------      -------------
                                        32,496,092          2,343,130         50,716,653                            50,716,653
                                     -------------      -------------      -------------      -------------      -------------
   Contributions:
     Employee                            3,825,451          2,564,913         15,763,521                            15,763,521
     Employer                            2,197,074          1,642,510          8,083,327                             8,083,327
                                     -------------      -------------      -------------      -------------      -------------
                                         6,022,525          4,207,423         23,846,848                            23,846,848
                                     -------------      -------------      -------------      -------------      -------------
                                        38,518,617          6,550,553         74,563,501                            74,563,501
                                     -------------      -------------      -------------      -------------      -------------

DEDUCTIONS FROM NET
  ASSETS ATTRIBUTED TO:
   Benefits paid to participants
      or beneficiaries                   3,272,382          3,697,640         12,898,203            677,783         13,575,986
                                     -------------      -------------      -------------      -------------      -------------
                                         3,272,382          3,697,640         12,898,203            677,783         13,575,986
                                     -------------      -------------      -------------      -------------      -------------

Net increase (decrease) prior to
   interfund transfers                  35,246,235          2,852,913         61,665,298           (677,783)        60,987,515
Loan repayments--principal                 583,396            751,538          2,516,585         (2,516,585)
Loan withdrawals                        (1,158,161)          (891,331)        (3,358,902)         3,358,902
Other interfund transfers                2,514,881          3,547,276
                                     -------------      -------------      -------------      -------------      -------------
Net increase (decrease)                 37,186,351          6,260,396         60,822,981            164,534         60,987,515
NET ASSETS AVAILABLE
  FOR BENEFITS:
   Beginning of year                    39,144,617         34,274,026        144,093,842          6,174,371        150,268,213
                                     -------------      -------------      -------------      -------------      -------------
   End of year                       $  76,330,968      $  40,534,422      $ 204,916,823      $   6,338,905      $ 211,255,728
                                     =============      =============      =============      =============      =============


See notes to financial statements.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN
----------------------------------------------

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION YEAR ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                                                       Mutual Funds
                                     ------------------------------------------------------------------------------------
                                       Dodge and      Fidelity Blue                            Ivy
                                     Cox Balanced      Chip Growth          PBHG          International      Total Mutual
                                         Fund              Fund          Growth Fund           Fund              Funds
                                     ------------      ------------      ------------      ------------      ------------
ADDITIONS TO NET ASSETS
   ATTRIBUTED TO:
   Investment income:
     Net realized and unrealized
       appreciation
       (depreciation) in fair
       value of investments          $  1,792,883      $  5,929,901      $    (67,073)     $    274,312      $  7,930,023
     Interest and dividends             1,532,461         1,884,234                             133,488         3,550,183
                                     ------------      ------------      ------------      ------------      ------------
                                        3,325,344         7,814,135           (67,073)          407,800        11,480,206
                                     ------------      ------------      ------------      ------------      ------------
   Contributions:
     Employee                           3,121,095         5,240,073         1,535,385         2,047,378        11,943,931
     Employer                             898,586         1,649,103           390,842           423,160         3,361,691
                                     ------------      ------------      ------------      ------------      ------------
                                        4,019,681         6,889,176         1,926,227         2,470,538        15,305,622
                                     ------------      ------------      ------------      ------------      ------------
                                        7,345,025        14,703,311         1,859,154         2,878,338        26,785,828
                                     ------------      ------------      ------------      ------------      ------------
DEDUCTIONS FROM NET
  ASSETS ATTRIBUTED TO:
   Benefits paid to participants
      or beneficiaries                    997,293         2,370,839           352,551           340,298         4,060,981
                                     ------------      ------------      ------------      ------------      ------------
                                          997,293         2,370,839           352,551           340,298         4,060,981
                                     ------------      ------------      ------------      ------------      ------------
Net increase (decrease) prior to
   interfund transfers                  6,347,732        12,332,472         1,506,603         2,538,040        22,724,847
Loan repayments--principal                251,296           508,748            83,815            98,235           942,094
Loan withdrawals                         (538,711)         (988,514)         (185,809)         (231,170)       (1,944,204)
Other interfund transfers                 637,979           775,677           807,746           979,714         3,201,116
                                     ------------      ------------      ------------      ------------      ------------
Net increase                            6,698,296        12,628,383         2,212,355         3,384,819        24,923,853
NET ASSETS AVAILABLE
  FOR BENEFITS:
   Beginning of year                   13,520,611        26,443,398         3,483,526         2,303,811        45,751,346
                                     ------------      ------------      ------------      ------------      ------------
   End of year                       $ 20,218,907      $ 39,071,781      $  5,695,881      $  5,688,630      $ 70,675,199
                                     ============      ============      ============      ============      ============

                                                                              Total
                                     Comcast Stock       Stable Value       Investment        Participant
                                         Fund               Fund              Funds            Loan Fund              Total
                                     -------------      -------------      -------------      -------------      -------------
ADDITIONS TO NET ASSETS
   ATTRIBUTED TO:
   Investment income:
     Net realized and unrealized
       appreciation
       (depreciation) in fair
       value of investments          $  16,106,341      $                  $  24,036,364      $                  $  24,036,364
     Interest and dividends                272,014          2,071,125          5,893,322                             5,893,322
                                     -------------      -------------      -------------      -------------      -------------
                                        16,378,355          2,071,125         29,929,686                            29,929,686
                                     -------------      -------------      -------------      -------------      -------------
   Contributions:
     Employee                            2,990,886          3,450,752         18,385,569                            18,385,569
     Employer                            1,352,577          1,048,735          5,763,003                             5,763,003
                                     -------------      -------------      -------------      -------------      -------------
                                         4,343,463          4,499,487         24,148,572                            24,148,572
                                     -------------      -------------      -------------      -------------      -------------
                                        20,721,818          6,570,612         54,078,258                            54,078,258
                                     -------------      -------------      -------------      -------------      -------------

DEDUCTIONS FROM NET
  ASSETS ATTRIBUTED TO:
   Benefits paid to participants
      or beneficiaries                   1,865,843          2,705,193          8,632,017            344,417          8,976,434
                                     -------------      -------------      -------------      -------------      -------------
                                         1,865,843          2,705,193          8,632,017            344,417          8,976,434
                                     -------------      -------------      -------------      -------------      -------------

Net increase (decrease) prior to
   interfund transfers                  18,855,975          3,865,419         45,446,241           (344,417)        45,101,824
Loan repayments--principal                 398,924            653,884          1,994,902         (1,994,902)
Loan withdrawals                          (910,792)          (999,704)        (3,854,700)         3,854,700
Other interfund transfers               (2,750,470)          (450,646)
                                     -------------      -------------      -------------      -------------      -------------
Net increase                            15,593,637          3,068,953         43,586,443          1,515,381         45,101,824
NET ASSETS AVAILABLE
  FOR BENEFITS:
   Beginning of year                    23,550,980         31,205,073        100,507,399          4,658,990        105,166,389
                                     -------------      -------------      -------------      -------------      -------------
   End of year                       $  39,144,617      $  34,274,026      $ 144,093,842      $   6,174,371      $ 150,268,213
                                     =============      =============      =============      =============      =============

See notes to financial statements.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN
----------------------------------------------

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION YEAR ENDED DECEMBER 31, 1996
--------------------------------------------------------------------------------

                                                                             Mutual Funds
                                     -------------------------------------------------------------------------------------------
                                        Dodge and   Fidelity Blue        Crabbe         PBHG            Ivy
                                      Cox Balanced   Chip Growth         Huson         Growth      International    Total Mutual
                                          Fund          Fund             Fund           Fund           Fund             Funds
                                     ------------   ------------    ------------    ------------    ------------    ------------
ADDITIONS TO NET ASSETS
   ATTRIBUTED TO:
   Investment income:
     Net realized and unrealized
       appreciation
       (depreciation) in fair
       value of investments          $  1,123,805   $  1,608,398    $     63,591    $               $    162,970    $  2,958,764
     Interest and dividends               570,737      1,799,338         108,042                                       2,478,117
                                     ------------   ------------    ------------    ------------    ------------    ------------
                                        1,694,542      3,407,736         171,633                         162,970       5,436,881
                                     ------------   ------------    ------------    ------------    ------------    ------------
   Contributions:
     Employee                           1,776,306      3,555,790         470,359                         490,235       6,292,690
     Employer                             678,511      1,351,871         144,218                         146,388       2,320,988
                                     ------------   ------------    ------------    ------------    ------------    ------------
                                        2,454,817      4,907,661         614,577                         636,623       8,613,678
                                     ------------   ------------    ------------    ------------    ------------    ------------
                                        4,149,359      8,315,397         786,210                         799,593      14,050,559
                                     ------------   ------------    ------------    ------------    ------------    ------------

DEDUCTIONS FROM NET
  ASSETS ATTRIBUTED TO:
   Benefits paid to participants
      or beneficiaries                  1,129,067      1,977,471         409,861                          49,756       3,566,155
                                     ------------   ------------    ------------    ------------    ------------    ------------
                                        1,129,067      1,977,471         409,861                          49,756       3,566,155
                                     ------------   ------------    ------------    ------------    ------------    ------------

Net increase (decrease) prior to
   interfund transfers                  3,020,292      6,337,926         376,349                         749,837      10,484,404
Loan repayments--principal                195,087        402,499          43,019                          48,267         688,872
Loan withdrawals                         (456,997)      (973,427)       (256,393)                        (54,233)     (1,741,050)
Other interfund transfers                 (10,487)       755,638      (3,253,617)      3,483,526       1,559,940       2,535,000
                                     ------------   ------------    ------------    ------------    ------------    ------------
Net increase (decrease)                 2,747,895      6,522,636      (3,090,642)      3,483,526       2,303,811      11,967,226
NET ASSETS AVAILABLE
  FOR BENEFITS:
   Beginning of year                   10,772,716     19,920,762       3,090,642                                      33,784,120
                                     ------------   ------------    ------------    ------------    ------------    ------------
   End of year                       $ 13,520,611   $ 26,443,398    $               $  3,483,526    $  2,303,811    $ 45,751,346
                                     ============   ============    ============    ============    ============    ============

                                                                               Total
                                     Comcast Stock       Stable Value        Investment       Participant
                                         Fund                Fund              Funds           Loan Fund            Total
                                     -------------      -------------      -------------      -------------      -------------
ADDITIONS TO NET ASSETS
   ATTRIBUTED TO:
   Investment income:
     Net realized and unrealized
       appreciation
       (depreciation) in fair
       value of investments          ($    324,354)     $                  $   2,634,410      $                  $   2,634,410
     Interest and dividends                225,709          2,064,686          4,768,512                             4,768,512
                                     -------------      -------------      -------------      -------------      -------------
                                           (98,645)         2,064,686          7,402,922                             7,402,922
                                     -------------      -------------      -------------      -------------      -------------
   Contributions:
     Employee                            2,558,327          3,132,940         11,983,957                            11,983,957
     Employer                            1,499,994          1,267,824          5,088,806                             5,088,806
                                     -------------      -------------      -------------      -------------      -------------
                                         4,058,321          4,400,764         17,072,763                            17,072,763
                                     -------------      -------------      -------------      -------------      -------------
                                         3,959,676          6,465,450         24,475,685                            24,475,685
                                     -------------      -------------      -------------      -------------      -------------

DEDUCTIONS FROM NET
  ASSETS ATTRIBUTED TO:
   Benefits paid to participants
      or beneficiaries                   1,890,472          4,208,171          9,664,798            273,827          9,938,625
                                     -------------      -------------      -------------      -------------      -------------
                                         1,890,472          4,208,171          9,664,798            273,827          9,938,625
                                     -------------      -------------      -------------      -------------      -------------

Net increase (decrease) prior to
   interfund transfers                   2,069,204          2,257,279         14,810,887           (273,827)        14,537,060
Loan repayments--principal                 361,764            574,028          1,624,664         (1,624,664)
Loan withdrawals                          (801,711)        (1,598,338)        (4,141,099)         4,141,099
Other interfund transfers                  570,166         (3,105,166)
                                     -------------      -------------      -------------      -------------      -------------
Net increase (decrease)                  2,199,423         (1,872,197)        12,294,452          2,242,608         14,537,060
NET ASSETS AVAILABLE
  FOR BENEFITS:
   Beginning of year                    21,351,557         33,077,270         88,212,947          2,416,382         90,629,329
                                     -------------      -------------      -------------      -------------      -------------
   End of year                       $  23,550,980      $  31,205,073      $ 100,507,399      $   4,658,990      $ 105,166,389
                                     =============      =============      =============      =============      =============

See notes to financial statements.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------


1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The financial statements of the Comcast Corporation Retirement-Investment Plan (the "Plan") are presented using the accrual basis of accounting. Investments in mutual funds and the Comcast Stock Fund are carried at fair value. Fair value is determined by the last sale or closing price as of the last trading day of the Plan year for investments in securities traded on a matured securities exchange or the Nasdaq National Market. Investment contracts which are included in the Stable Value Fund are fully benefit-responsive and are carried at contract value. Contract value represents contributions made, plus interest at the contract rate and transfers, less distributions. Loans receivable from participants are valued at cost which approximates fair value. Net unrealized appreciation or depreciation in the financial statements reflects changes in fair value of investments held at year end, while net realized gains and losses associated with the disposition of investments are recorded as of the trade date and calculated based on fair value as of such date. All costs associated with administering the Plan are paid or absorbed by Comcast Corporation ("Comcast," the "Company" or the "Plan Administrator").

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.    PLAN DESCRIPTION

      The following description of the Plan provides only general information. Plan participants should refer to the Plan document and applicable amendments for a more complete description of the Plan's provisions. Copies of these documents are available from the Plan Administrator.

      The Plan is a defined contribution plan qualified under Internal Revenue Code (the "Code") Sections 401(k), 401(a) and 401(m). The original Plan has been amended and restated to reflect mergers of other plans with and into the Plan and to make certain other technical, compliance and design changes. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      An employee is eligible for participation in the Plan upon completion of one year of service, as defined in the Plan (see Note 9). Each eligible employee may direct the Company to make contributions to the Plan of any whole percentage from 1% through 17% of their compensation, subject to certain limits imposed by the Code. The Company matches 100% of the participant's contribution up to 1% of the participant's compensation for such payroll period, and 50% of the participant's contribution in excess of 1% of the participant's compensation for such payroll period, up to a maximum total matching contribution of 3.5% of the participant's compensation (see Note 9). Each participant has at all times a 100% nonforfeitable interest in the participant's contributions and earnings attributable thereto. Contributions by the Company and earnings thereon vest according to the following schedule:

              Years of Service                                 Vested Percentage

              1 year but less than 2 years                            20%
              2 years but less than 3 years                           40
              3 years but less than 4 years                           60
              4 years but less than 5 years                           80
              5 years or more                                        100

      The Company contributes cash to purchase 10 shares of the Company's Class A Special Common Stock for the account of each newly eligible participant (see Note 9). These contributions are recorded at the market value of the shares at the date contributed.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996 (Continued)
--------------------------------------------------------------------------------

      Each participant has the right, in accordance with the provisions of the Plan, to direct the investment by the trustee of the Plan (the "Trustee") (see Note 9) of all amounts allocated to the separate accounts of the participant under the Plan among any one or more of the investment fund options (see Note 3). The Trustee pays benefits and expenses upon the written direction of the Plan Administrator.

      Amounts contributed by the Company which are forfeited by participants as a result of the participants' separation from service prior to becoming 100% vested may be used to reduce the Company's required contributions. Pending application of the forfeitures, the Company may direct the Trustee to hold the forfeitures in cash or under investment in a suspense account. If the Plan should terminate with any forfeitures not applied against Company contributions, they will be allocated to then current participants in the proportion that each participant's compensation for that Plan year bears to the compensation for all such participants for the Plan year.

      Any participant who has a separation from service for any reason except death, disability or attainment of age 65 shall be entitled to receive his vested account balance. Upon death, disability or attainment of age 65, a participant's account becomes fully vested in all Company contributions regardless of the participant's years of service. Generally, distribution will start no later than 60 days after the close of the Plan year in which the participant's separation from service occurs, subject to certain deferral rights under the Plan. The distribution alternatives permitted are a lump sum payment, an annuity, installments over a period of time or any combination of the foregoing.

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, each participant's account balance will become fully vested.

3.    INVESTMENT OPTIONS

      Upon enrollment in the Plan, a participant may direct employer and employee contributions in whole percentage increments among one or more of the funds listed below (see Note 9). A brief summary of the Funds, as described in each Fund's prospectus (where applicable), is as follows:

      a. Dodge and Cox Balanced Fund - The assets of the Dodge and Cox Balanced Fund are invested in equity securities and fixed income obligations issued by corporations. The returns on these investments vary as the stock and bond markets fluctuate and there is no guarantee of principal or rate of return.

      b. Fidelity Blue Chip Growth Fund - The assets of the Fidelity Blue Chip Growth Fund are invested in equity securities of well-established companies. The returns on these investments vary as the stock markets fluctuate and there is no guarantee of principal or rate of return.

      c. PBHG Growth Fund - The assets of the PBHG Growth Fund are invested primarily in equity securities of mid-sized companies. The returns on these investments vary as the stock markets fluctuate and there is no guarantee of principal or rate of return. The PBHG Growth Fund replaced the Crabbe Huson Fund effective December 31, 1996.

      d. Ivy International Fund - The assets of the Ivy International Fund are invested in equity securities which are principally traded in European, Pacific Basin and Latin American markets. The returns on these investments vary as the stock markets fluctuate and there is no guarantee of principal or rate of return.

      e. Comcast Stock Fund - The assets of the Comcast Stock Fund, including earnings thereon, are invested in the Company's Class A Special Common Stock. The Trustee purchases the stock at prevailing rates in the open market and, in the normal course of business, sells such stock to meet the distribution requirements of the Plan. The value of the Comcast Stock Fund fluctuates and there is no guarantee of principal or rate of return.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996 (Continued)
--------------------------------------------------------------------------------


      f. Stable Value Fund - The assets of the Stable Value Fund are invested in a diversified group of high-quality, fixed-income investments consisting of investment contracts which are obligations of creditworthy life insurance companies and commercial banks, high-quality debt securities which are held by the Plan within contracts that are intended to minimize market volatility, and short-term money market instruments. The Fund's investment return typically fluctuates within a narrow range as interest rates rise and fall. Although the Fund's objective is to preserve the principal investment, there is a potential for loss if the issuing institutions suffer insolvency.

      The selection of investments from the options listed above is the sole responsibility of each participant. Each participant assumes all risks connected with any decrease in the market value of any securities in these funds, and such funds are the sole source of payments under the Plan. If no investment direction is made by a participant, the participant's account is invested in the Stable Value Fund at the direction of the Plan Administrator.

4.    INVESTMENTS

      The Plan's investments are held by a bank-administered trust fund and are presented in the following table. Investments that represent 5% or more of the Plan's net assets available for benefits as of December 31, 1998 and 1997 are separately identified (number of shares/units are rounded to the nearest whole share or unit).

      Class A Special Common Stock (Comcast Stock Fund) share amounts have been adjusted retroactively to reflect the stock split in the form of a dividend of one share of Class A Special Common Stock for each share of Class A Special Common Stock paid on May 5, 1999 to shareholders of record as of the close of business on April 20, 1999.

                                                                  December 31, 1998
                                                       ---------------------------------------
                                                                                   Fair or
                                                          Number of               Contract
                                                        Shares/Units                Value
                                                       ----------------        ---------------
Mutual Funds
    Dodge and Cox Balanced Fund                             261,878                $21,852,109
    Fidelity Blue Chip Growth Fund                          898,714                 54,561,445
    PBHG Growth Fund                                        423,336                  6,036,037
    Ivy International Fund                                  128,900                  5,601,842
                                                                                  ------------
                                                                                    88,051,433
                                                                                  ------------

Comcast Stock Fund
    Class A Special Common Stock                          2,345,352                 68,821,432
    Cash                                                                             7,509,536
                                                                                  ------------
                                                                                    76,330,968
                                                                                  ------------

Stable Value Fund
    Investment Contracts                                  3,374,145                 34,741,046
    Cash                                                                             5,793,376
                                                                                  ------------
                                                                                    40,534,422
                                                                                  ------------

Participant Loan Fund
    (interest rates from 7.00% to 10.00%;
    maturities from 1999 to 2003)                                                    6,338,905
                                                                                  ------------
                                                                                  $211,255,728
                                                                                  ============

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996 (Continued)
--------------------------------------------------------------------------------

                                                                  December 31, 1997
                                                       ---------------------------------------
                                                                                   Fair or
                                                          Number of               Contract
                                                        Shares/Units                Value
                                                       ----------------        ---------------
Mutual Funds
    Dodge and Cox Balanced Fund                             258,527             $   20,218,907
    Fidelity Blue Chip Growth Fund                          866,413                 39,071,781
    PBHG Growth Fund                                        401,843                  5,695,881
    Ivy International Fund                                  140,506                  5,688,630
                                                                                 -------------
                                                                                    70,675,199
                                                                                 -------------

Comcast Stock Fund
    Class A Special Common Stock                          2,388,552                 37,694,328
    Cash                                                                             1,450,289
                                                                                 -------------
                                                                                    39,144,617
                                                                                 -------------

Stable Value Fund
    Investment Contracts                                  3,031,265                 29,194,986
    Cash                                                                             5,079,040
                                                                                 -------------
                                                                                    34,274,026
                                                                                 -------------

Participant Loan Fund
    (interest rates from 7.00% to 10.00%;
    maturities from 1998 to 2002)                                                    6,174,371
                                                                                 -------------
                                                                                 $ 150,268,213
                                                                                 =============

      The contract and fair values of assets included in the Stable Value Fund were $40,534,422 and $41,082,726, respectively, as of December 31, 1998, and $34,274,026 and  $34,327,825,  respectively,  as of December 31, 1997.
      The average yield of investment contracts held as of December 31, 1998 and 1997 was 5.97% and 6.18%, respectively. The average yield on investment contracts for the years ended December 31, 1998 and 1997 was 6.14% and 6.16%, respectively.

5.    PARTICIPANT LOANS AND HARDSHIP WITHDRAWALS

      Participants may borrow from their Plan account subject to the approval of the Plan Administrator in accordance with applicable regulations issued by the Internal Revenue Service ("IRS") and the Department of Labor. In general, participants may borrow a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of the participant's nonforfeitable accrued benefit on the valuation date (as defined by the Plan) last preceding the date on which the loan request is processed by the Plan Administrator. The maximum term of a loan is five years. Interest accrues at a rate charged by commercial lenders for comparable loans on the date the loan application is approved. Loan transactions are treated as a transfer from
      (to) the investment fund to (from) the participant loan fund.

      Participants may withdraw all or a portion of their benefits derived from salary reduction, rollovers or the vested portion of their employer contributions, and earnings thereon, on account of hardship, as defined by the Plan and applicable IRS regulations. Under these rules, the participant must exhaust the possibilities of all other distributions, loans, etc. available under the Plan and meet certain other requirements. Upon receiving a hardship withdrawal, the participant's elective contributions are suspended for twelve full calendar months.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996 (Concluded)
--------------------------------------------------------------------------------


6.    BENEFITS PAYABLE

      The following is a reconciliation of benefits paid to participants or beneficiaries per the Plan's financial statements to the Plan's Form 5500:


                                                                  Year Ended December 31,
                                                       1998                 1997                 1996
                                                   -------------        ------------         ------------
Benefits paid to participants or beneficiaries
    per the financial statements                     $13,575,986          $8,976,434           $9,938,625
Add: amounts allocated to withdrawing
    participants at end of year                                                                    57,268
Less: amounts allocated to withdrawing
    participants at beginning of year                                        (57,268)
                                                   -------------        ------------         ------------
Benefits paid to participants or beneficiaries
    per the Form 5500                                $13,575,986          $8,919,166           $9,995,893
                                                   =============        ============         ============

7.    ADMINISTRATION OF THE PLAN

      The Company, as Plan Administrator, has the authority to control and manage the operation and administration of the Plan and may delegate all or a portion of the responsibilities of controlling and managing the operation and administration of the Plan to one or more persons.

8.    FEDERAL TAX CONSIDERATIONS

      a. Income Tax Status of the Plan - The Plan received a determination letter dated December 19, 1995 in which the IRS stated that the Plan, as amended and restated effective January 1, 1993, is qualified and that the trust established under the Plan is tax-exempt. The Plan has been amended since receiving the determination letter (see Notes 2 and 9). The Company believes that the Plan continues to comply in form and operation with the applicable requirements of the Code. Therefore, the Company believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 1998. Therefore, no provision for income taxes has been included in the Plan's financial statements.

      b. Impact on Plan Participants - Matching contributions and salary reduction contributions, as well as earnings on Plan assets, are generally not subject to federal income tax until distributed from a qualified plan that meets the requirements of Sections 401(a), 401(k) and 401(m) of the Code.

9.    SUBSEQUENT EVENTS

      Effective for employees hired after January 15, 1999, the Company no longer contributes cash to purchase 10 shares of Class A Special Common Stock for the account of each newly eligible participant.

      Effective April 1, 1999, State Street Bank and Trust Company was removed as Trustee of the trust established under the Plan and Putnam Fiduciary Trust Company, a Massachusetts trust company, was appointed Trustee of the trust established under the Plan. Concurrent with the change in Trustee, four of the five mutual funds previously provided as investment options under the Plan were replaced with five new mutual funds with similar investment objectives.

      Subsequent to the Plan year ended December 31, 1998, the Plan Administrator approved changes to the eligibility requirements of the Plan such that an employee is eligible for participation in the Plan upon completion of 91 days of service, as defined in the Plan, provided that eligible employees shall not be entitled to participate in allocations of employer matching contributions under the Plan until after they complete one year of service. The effective date of this change is expected to be during the fourth quarter of 1999.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                                                                   FEIN #23-1709202
                                                                                                   PLAN #001


                                                 Description of Investment,
                Identity of                       Including Maturity Date,                             Fair or
          Issue, Borrower, Lessor                 Rate of Interest, Par or                            Contract
              or Similar Party                         Maturity Value                 Cost              Value
--------------------------------------------    -----------------------------    --------------    ---------------
Mutual Funds
     Dodge and Cox Balanced Fund                    261,878 shares/units            $20,341,393        $21,852,109
     Fidelity Blue Chip Growth Fund                 898,714 shares/units             38,858,188         54,561,445
     PBHG Fund                                      423,336 shares/units              5,902,967          6,036,037
     Ivy International Fund                         128,900 shares/units              5,210,982          5,601,842
                                                                                 --------------    ---------------
                                                                                     70,313,530         88,051,433
                                                                                 --------------    ---------------

Comcast* Stock Fund
     Class A Special Common Stock                 2,345,352 shares/units**           22,306,926         68,821,432
     Cash                                                                             7,509,536          7,509,536
                                                                                 --------------    ---------------
                                                                                     29,816,462         76,330,968
                                                                                 --------------    ---------------

Stable Value Fund
     Investment Contracts                          3,374,145 shares/units            34,741,046         34,741,046
     Cash                                                                             5,793,376          5,793,376
                                                                                 --------------    ---------------
                                                                                     40,534,422         40,534,422
                                                                                 --------------    ---------------

Participant Loan Fund
     (Interest rates from 7.00% to 10.00%;
     maturities from 1999 to 2003)                                                    6,338,905          6,338,905
                                                                                 --------------    ---------------
                                                                                   $147,003,319       $211,255,728
                                                                                 ==============    ===============

*    Comcast is a party-in-interest to the Plan.
** Class A Special Common Stock (Comcast Stock Fund) share amounts have been adjusted retroactively to reflect the stock split in the form of a dividend of one share of Class A Special Common Stock for each share of Class A Special Common Stock paid on May 5, 1999 to shareholders of record as of the close of business on April 20, 1999.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                                                                                  FEIN #23-1709202
                                                                                                                  PLAN #001

                                                                                                           Current
                                                                                 Expense                   Value of
                                                                                Incurred                   Asset on
Identity of Party Involved/                Purchase      Selling      Lease       with        Cost of    Transaction
Description of Asset                        Price         Price       Rental   Transaction     Asset         Date       Net Gain
---------------------------------------  ------------  ------------  --------  -----------   ----------  -----------    --------
Category (iii)--Series of Transactions
in Excess of 5% of Plan Assets
---------------------------------------

Mutual Funds
     Dodge and Cox Balanced Fund         $ 6,110,520   $ 3,932,381   $          $          $ 3,490,780  $ 3,932,381  $  441,601
     Fidelity Blue Chip Growth Fund       13,695,007     9,600,100                           7,554,011    9,600,100   2,046,089

Comcast Stock Fund
     Class A Special Common Stock         20,654,291    15,542,555                          15,034,785   15,542,555     507,770

Stable Value Fund
     Investment Contracts                 30,145,619    23,145,344                          23,145,344   23,145,344

There were no category (i), (ii) or (iv) reportable transactions during 1998.

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 33-41440 and 33-63223 of Comcast Corporation on Form S-8 of our report dated June 24, 1999 appearing in the Annual Report on Form 11-K of the Comcast Corporation Retirement-Investment Plan for the year ended December 31, 1998.




/s/ DELOITTE & TOUCHE LLP
Philadelphia, Pennsylvania
June 29, 1999

                                    SIGNATURE





Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                  THE COMCAST CORPORATION
                                  RETIREMENT-INVESTMENT PLAN



                                  By:  Comcast Corporation
                                       Plan Administrator



June 29, 1999                     By:  /s/ Joseph J. Euteneuer
                                       ----------------------------------------
                                       Joseph J. Euteneuer
                                       Vice President and Corporate Controller